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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Sweden confirms acquisition of four
C-390 Millennium and secures production slots

•	This major milestone follows Sweden’s signing of a Memorandum of Understanding with the Netherlands and Austria joining the C-390 Millennium program

Rio de Janeiro, Brazil, April 1st, 2025 – Sweden officially committed to acquiring from Embraer (NYSE: ERJ/ B3: EMBR3), a global leader in the aerospace industry, four C-390 Millennium multi-mission aircraft, securing the necessary production slots. The official announcement of this commitment took place during LAAD Defence & Security 2025 in the presence of Peter Sandwall, State Secretary to Minister for Defence from Sweden and Bosco da Costa Junior, president and CEO of Embraer Defense & Security. This announcement follows the recent official signing of an agreement that stipulates that Sweden joins the Netherlands and Austria in the C-390 program.

“We are proud to take a significant step towards the acquisition of this next generation NATO interoperable aircraft. The ability of the C-390 to perform its missions in challenging environments anytime, anywhere, will be a welcome upgrade for Sweden’s defense, ensuring effective operations for the decades to come” said Peter Sandwall, State Secretary to Sweden’s Minister for Defence.

“Sweden's commitment to acquiring four C-390 Millennium aircraft marks a significant advancement in enhancing the Swedish Air Force's operational capabilities. These next-generation aircraft will not only boost Sweden's military transport efficiency but also leverage existing European synergies in interoperability, training, and life cycle support. Embraer remains dedicated to fulfilling Sweden's requirements by delivering top-tier military transport aircraft, ensuring the Swedish Air Force can execute its most demanding missions with excellence.", said Bosco da Costa Junior, president and CEO of Embraer Defense & Security.

The C-390 Millennium is considered as a true game changer by its operators, redefining the concepts of versatility, reliability, operational efficiency and cost effectiveness. The aircraft has been acquired by eight countries: Brazil, Portugal, Hungary, South Korea, the Netherlands, Austria, the Czech Republic, and an undisclosed customer. It has also been officially selected by Sweden and Slovakia to modernize their air forces. The C-390 represents the next generation of military airlift with multi-mission capability and interoperability built by design.

Since entering operation with the Brazilian Air Force in 2019, the Portuguese Air Force in 2023 and, most recently with the Hungarian Air Force in 2024, the C-390 has proven its capability, reliability, and performance. The current fleet in operation has demonstrated a mission capability rate of 93% and mission completion rates above 99%.

The C-390 can carry more payload (26 tons) compared to other medium-sized military transport aircraft and flies faster (470 knots) and farther, being capable of performing a wide range of missions, such as transporting and dropping cargo and troops, medical evacuation, search and rescue, firefighting and humanitarian missions, operating on temporary or unpaved runways, such as packed earth, soil and gravel.

The aircraft configured with air-to-air refueling equipment, with the designation KC-390, has already proven its aerial refueling capacity both as a tanker and as a receiver, in this case by receiving fuel from another KC-390 using pods installed under the wings.

Images: https://embraer.bynder.com/share/3314732C-E263-4E2F-BDCE8AFB129A9B0D/

About Embraer

Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly owned entities and authorized agents.

Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 150 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and is the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations